Exhibit 99.(b)

AMENDMENT TO THE BY-LAWS

OF

VALUE LINE NEW YORK TAX EXEMPT TRUST

A majority of the Board of Trustees of Value Line New York Tax Exempt Trust, a Massachusetts business trust  (the “Trust”), acting pursuant to Article XI of the Trust’s By-laws dated February 12, 1987 have amended the By-laws as follows, such amendment to become effective as of September 16, 2010:

1. Section 3 of Article III of the By-laws is hereby deleted and replaced with the following:

“Section 3. Record Date for Meetings and Other Purposes. For the purpose of determining the Shareholders who are entitled to notice of and to vote at any meeting, or to participate in any distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding thirty (30) days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not more than seventy (70) days prior to the date of any meeting of Shareholders or distribution or other action as a record date for the determinations of the persons to be treated as Shareholders of record for such purposes, except for dividend payments which shall be governed by the Declaration.”